UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 26, 2023

BROADMARK REALTY CAPITAL INC.

(Exact name of registrant as specified in its charter)

Maryland	001-39134	84-2620891
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1420 Fifth Avenue, Suite 2000 Seattle, Washington		98101
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (206) 971-0800

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	BRMK	New York Stock Exchange
Warrants, each exercisable for one fourth (1/4th) share of Common Stock at an exercise price of $2.875 per one fourth (1/4th) share	BRMK WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On February 26, 2023, Broadmark Realty Capital Inc., a Maryland corporation (the “Company”), Ready Capital Corporation, a Maryland corporation (“Ready Capital”), and RCC Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions therein, the Company will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). The Company’s board of directors unanimously approved the Company’s entry into the Merger Agreement.

Merger Consideration. Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares held by Ready Capital, Merger Sub or by any subsidiary of Ready Capital, Merger Sub or the Company) will automatically be converted into the right to receive from Ready Capital 0.47233 (such number, the “Exchange Ratio”) shares of common stock, par value $ 0.0001 per share, of Ready Capital (“Ready Capital Common Stock”), subject to adjustment as provided in the Merger Agreement (the “Merger Consideration”). Cash will be paid in lieu of any fractional shares of Ready Capital Common Stock that would have been received as a result of the Merger.

Treatment of Outstanding Equity Awards. Each award of performance restricted stock units (each a “Company Performance RSU Award”) granted by the Company pursuant to its 2019 Stock Incentive Plan (the “Company Equity Plan”) will be cancelled as of immediately prior to the Effective Time, with the holder thereof becoming entitled to receive a number of shares of Ready Capital Common Stock, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Performance RSU Award based on the achievement of the applicable performance metric measured as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

Each award of restricted stock units that is not a Company Performance RSU Award granted pursuant to the Company Equity Plan (each a “Company RSU Award”) will be assumed by Ready Capital and converted into an award of restricted stock units with respect to a number of shares of Ready Capital Common Stock, equal to the product of (i) the total number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time and (ii) the Exchange Ratio (rounded to the nearest whole share), on the same terms and conditions as were applicable to such Company RSU Award as of immediately prior to the Effective Time.

Treatment of Outstanding Warrants. Each holder of a warrant (whether designated as public warrants, private warrants or otherwise) representing the right to purchase shares of Company Common Stock pursuant to that certain Warrant Agreement (the “Company Warrant Agreement”), dated as of May 14, 2018, by and between Trinity Merger Corp. and Continental Stock Transfer & Trust Company, as amended (each a “Company Warrant”), may exercise such Company Warrant at any time prior to the Effective Time in exchange for Company Common Stock, in accordance with, and subject to, the terms and conditions of the Company Warrant Agreement. Following the Effective Time, each Company Warrant that is outstanding as of the Effective Time shall remain outstanding and entitle each holder thereof to receive, upon the exercise of such Company Warrant, the kind and amount of Merger Consideration that such holder would have been entitled to receive had such holder exercised such Company Warrant immediately prior to the Effective Time.

Closing Conditions. The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, (a) the approval of the issuance of the Ready Capital Common Stock in connection with the Merger (the “Ready Capital Stock Issuance”) by the affirmative vote of a majority of the votes cast at a meeting of Ready Capital stockholders (the “Ready Capital Stockholder Approval”), (b) the approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of the holders of shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast on the Merger (the “Company Stockholder Approval”), (c) the registration and listing on the New York Stock Exchange of the shares of Ready Capital Common Stock that will be issued in connection with the Merger, (d) the respective representations and warranties of the parties being true and correct, subject to the materiality standards contained in the Merger Agreement, (e) each party’s compliance in all material respects with their respective covenants and agreements set forth in the Merger Agreement, (f) the absence of a material adverse effect with respect to either the Company or Ready Capital and (g) the delivery of certain documents and certificates, including written opinions of each party’s counsel opining (i) as to the qualification of such party as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) as to the qualification of the Merger as a reorganization under, and with the meaning of, Section 368(a) of the Code.

Representations, Warranties and Covenants. The Merger Agreement contains customary representations, warranties and covenants by each party. The respective representations and warranties of the parties are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by the Company, on the one hand, and Ready Capital, on the other hand, and were made solely for purposes of the contract among the parties and as of specific dates set forth therein. The subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Ready Capital’s public disclosures. The representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties are primarily used for the purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. Further, the representations and warranties in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement. Investors and security holders are not third-party beneficiaries of the representations and warranties under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the Merger Agreement provides that each of the Company and Ready Capital will, until the Effective Time, use commercially reasonable efforts to operate their respective businesses in all material respects in the ordinary course, and preserve substantially intact its current business organization and preserve key business relationships. Each of the Company and Ready Capital are subject to restrictions as specified in the Merger Agreement on certain actions each company may take prior to the Effective Time, including, among other things, actions related to amending organizational documents, declaring dividends, issuing or repurchasing capital stock, engaging in certain business transactions and incurring indebtedness.

No Solicitation. The Merger Agreement provides for reciprocal “no-shop” provisions, which prohibit each of the Company, Ready Capital and their respective subsidiaries from, among other things, (a) initiating, soliciting or knowingly encouraging the making of a competing proposal; (b) engaging in any discussions or negotiations with any person with respect to a competing proposal; (c) furnishing any non-public information regarding it or any of its subsidiaries, or access to its properties, assets or employees in connection with a competing proposal; (d) entering into a letter of intent or agreement in principle or other agreement providing for a competing proposal; or (e) effecting a change of recommendation. The no-shop provisions are subject to certain exceptions as more fully described in the Merger Agreement, including the ability of Ready Capital or the Company to engage in the foregoing activities under certain circumstances in the event that it receives a bona fide, unsolicited competing proposal.

Change of Recommendation; Termination Rights; Termination Fees. At any time prior to obtaining the requisite stockholder approval, under certain specified circumstances, the respective board of directors of each of the Company and Ready Capital may change its recommendation to its respective stockholders regarding the Merger, or the Ready Capital Stock Issuance, as applicable, if such board of directors determines in good faith after consulting with its legal and financial advisors that the failure to do so would reasonably be likely to be inconsistent with such board of directors’ legal duties under applicable law, provided that the party intending to make the change of recommendation complies with the procedures set forth in the Merger Agreement. With respect to the Company, if such change of recommendation is made in response to a proposal that the board of directors of the Company has determined in good faith (after consultation with its legal and financial advisors) is a “superior proposal”, after taking into account any adjustment to the terms and conditions of the Merger proposed by Ready Capital, the Company may terminate the Merger Agreement to accept such superior proposal upon payment of the termination fee described below.

The Merger Agreement contains certain termination rights for both the Company and Ready Capital, including if the Merger is not completed on or before August 26, 2023, the failure to obtain the Company Stockholder Approval or the Ready Capital Stockholder Approval, a change of recommendation of the other party’s board of directors and breaches by the other party of certain covenants. In the event of a termination of the Merger Agreement under certain circumstances, including a change of recommendation or, in the case of the Company, the acceptance of a superior proposal, the Company or Ready Capital, as applicable, would be required to pay the other party a termination fee of, in the case of payment by the Company, $15,760,000 and, in the case of payment by Ready Capital, $23,639,000. In addition, upon termination of the Merger Agreement by the Company or Ready Capital under specified circumstances, the Company or Ready Capital, as applicable, would be required to pay the other party an agreed expense amount of $5,000,000.

Ready Capital Board of Directors. Pursuant to and subject to the requirements set forth in the Merger Agreement, no later than ten business days prior to the closing of the Merger and after consultation with Ready Capital and considering in good faith any input Ready Capital may have with respect to which individuals to designate, the Company will designate three individuals to serve as directors of Ready Capital. In the Merger Agreement, Ready Capital has agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the board of directors of Ready Capital is increased by three members (for a total of not more than twelve members) to include such Company director designees.

The Merger Agreement and the above description have been included to provide investors with information regarding the terms of the Merger Agreement and are not intended to provide any other factual information about the parties to the Merger Agreement or their respective subsidiaries or affiliates.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and incorporated in this Item 1.01 by reference.

Item 8.01.	Other Events.

Voting Agreement. As a condition to the willingness of the Company to enter into the Merger Agreement, on February 26, 2023, Waterfall Management, LLC (the “Stockholder”), the external manager of Ready Capital, entered into a Voting Agreement with the Company (the “Voting Agreement”), pursuant to which the Stockholder, solely in its capacity as the general partner of Sutherland REIT Holdings, LP (“Holdings”), has agreed to vote, or cause the holder of record on any applicable record date to vote, any Ready Capital Common Stock that the Stockholder owns in favor of the Ready Capital Stock Issuance and against any competing proposal or other action, proposal or agreement that would reasonably be expected to result in a breach of the Merger Agreement or prevent, materially delay or adversely affect the consummation of the Merger or the Ready Capital Stock Issuance. The Voting Agreement is subject to the terms of the Limited Partnership Agreement of Holdings, dated as of November 26, 2013, by and among the Stockholder and the limited partners of Holdings, and the Voting Agreement terminates upon certain events, including the closing of the transactions contemplated by the Merger Agreement and any termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit 99.1 and incorporated in this Item 8.01 by reference.

Additional Information about the Merger

In connection with the proposed merger, Ready Capital expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, containing a joint proxy statement/prospectus, and other documents with respect to the proposed merger. The joint proxy/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS OF READY CAPITAL AND THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL AND THE COMPANY WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, THE COMPANY AND THE PROPOSED MERGER.

Stockholders of Ready Capital and the Company may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ready Capital or the Company with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. Copies of the documents filed by the Company with the SEC are also available free of charge on the Company’s website at www.broadmark.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Participants in Solicitation Relating to the Merger

Ready Capital, the Company and their respective directors and executive officers, and certain other affiliates of Ready Capital and the Company may be deemed to be participants in the solicitation of proxies from the stockholders of Ready Capital and the Company in respect of the proposed merger. Information regarding Ready Capital’s directors and executive officers can be found in Ready Capital’s definitive proxy statement filed with the SEC on April 29, 2022, its most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2021, and its Current Reports on Form 8-K filed with the SEC on September 29, 2022, November 18, 2022 and December 1, 2022. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on April 28, 2022, its most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2021, and its Current Reports on Form 8--K filed with the SEC on April 25, 2022, May 4, 2022, October 14, 2022 and November 7, 2022. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Ready Capital or the Company, as applicable, using the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8--K contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on current expectations and beliefs of Ready Capital and the Company and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; neither Ready Capital nor the Company can give any assurance that their expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain stockholder approvals relating to the Merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the Merger; risks related to disruption of management attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the operating results and businesses generally of Ready Capital and the Company; the outcome of any legal proceedings relating to the Merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and the Company; risks related to integrating an existing lending platform into our operations; risks related to the origination and ownership of construction loans and other assets, which are typically short-term loans that are subject to additional risks as compared to loans secured by existing structures or land; risks related to the origination and ownership of bridge loans and other assets, which are typically short-term loans that are subject to higher interest rates, transaction costs and uncertainty on loan repayment; risks relating to any future impact of the COVID-19 pandemic, including the responses of governments and industries, on the real estate sector; and other factors, including those set forth in the Risk Factors sections of Ready Capital’s and the Company’s most recent Annual Reports on Form 10- K and other reports filed by Ready Capital and the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Neither Ready Capital nor the Company undertakes any obligation to update these statements for revisions or changes after the date of this Current Report on Form 8--K, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d)            Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated February 26, 2023, by and among Broadmark Realty Capital Inc., Ready Capital Corporation and RCC Merger Sub, LLC.
99.1	Voting Agreement, dated February 26, 2023, by and between Broadmark Realty Capital Inc. and Waterfall Management, LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish a copy of any omitted schedule or exhibit to the SEC upon request.

Signatures

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

BROADMARK REALTY CAPITAL INC.

Date: February 28, 2023	By:	/s/ Nevin Boparai

Name:	Nevin Boparai
Title:	Executive Vice President and Chief Legal Officer